Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Goldman Jacob	2. Issuer Name and Ticker or Trading Symbol Medis Technologies Ltd. (MDTL)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [_] Officer (give [_] Other (specify title below) below) Director
(Last) (First) (Middle) c/o Medis Technologies Ltd. 805 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/5/03
(Street) New York, New York 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	3/5/03		X		154	A	$2.15	1,551	D

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Subscription Rights (right to buy) (1)	$2.15	3/5/03	X			154 (2)	Immed.	3/11/03	Common Stock	154		0 (2)	D
Explanation of Responses:

(1) Issued pursuant to the Issuer's Rights Offering which expired on March 11, 2003. Pursuant to the Rights Offering, each existing stockholder of the Issuer on February 7, 2003 received, at no charge, 0.110180929 non-transferable rights for each share of the Issuer's common stock then owned by the stockholder. One full subscription right entitled the stockholder to purchase one share of the Issuer's common stock at a subscription price of $2.15 per share.
(2) Reporting person was issued 154 basic subscription rights to purchase a like number of shares of common stock of the Issuer. Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscription price, pursuant to an oversubscription privilege.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jacob Goldman **Signature of Reporting Person	3/6/03 Date
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